SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         Horizon Medical Products, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    439909105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  CARL KLEIDMAN
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 14, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].


NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.





                                  (PAGE 1 OF 18)

_____________________

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No.439909105               13D/A                       Page 2 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMVEST VENTURE PARTNERS, LP (13-4124841)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,975,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,975,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,975,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.439909105               13D/A                       Page 3 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMVEST MANAGEMENT, LLC (06-1588640)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,975,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,975,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,975,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.439909105               13D/A                       Page 4 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMONWEALTH ASSOCIATES, LP (13,3467952)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,488

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,488

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,488

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     *less than 1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.439909105               13D/A                       Page 5 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMONWEALTH MANAGEMENT, LLC (13-75-3096361)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,488

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,488

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,488

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     *less than 1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.439909105               13D/A                       Page 7 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MICHAEL S. FALK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         958,222

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    10,121,674
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         958,222

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,121,674

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,079,896

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.439909105               13D/A                       Page 9 of 18 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC (01-0622406)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         140,186

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    10,939,710
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,939,710

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,079,896

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 pages

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.001 per share ("Common Stock") of Horizon Medical Products, Inc. (the "Issuer"). The address of the Issuer's principal executive office is One Horizon Way, Post Office Box 627, Manchester, Georgia.

Item 2.  Identity and Background.

     This statement is filed jointly by ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities; ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is managing ComVest; Commonwealth Associates, LP ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Management LLC ("CMC"), a limited liability corporation organized under the laws of Delaware and the general partner of Commonwealth; Commonwealth Associates Group Holdings, LLC, a limited liability company organized under the laws of Delaware and the parent of ComVest Management and CMC ("CAGH") and Michael S. Falk ("Falk"). ComVest, ComVest Management, Commonwealth, CMC, CAGH and Falk are the "Reporting Persons." As Robert Priddy ("Priddy") is no longer an officer or director of CAGH or any of its affiliates he and RMC Capital LLC ("RMC Capital") are no longer parties to this Schedule 13D.

     ComVest Management is the general partner of ComVest, and ComVest Management is wholly-owned by CAGH. The managers of ComVest Management are Falk and Keith Rosenbloom ("Rosenbloom"). Falk is the Chairman and Harold Blue ("Blue") is the President of CAGH. Rosenbloom, Blue and Falk are the managers of CAGH. Mr. Falk holds a majority of the membership interests of CAGH. Only Falk has the authority to vote or dispose of the shares.

     All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, is 830 Third Avenue, New York, New York 10022.

     During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                                             Page 11 of 18 pages

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 1, 2002, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") providing for the sale of up to $15 million of Senior Subordinated Convertible Notes (the "Senior Subordinated Notes"). A portion of the principal amount of the Senior Subordinated Notes are convertible over time into an aggregate of 27 million shares of Issuer's Common Stock. Commonwealth advised the Issuer in connection with the Issuer's sale of the Senior Subordinated Notes pursuant to an Advisory Agreement with the Issuer (the "Advisory Agreement"). As compensation for services rendered to the Issuer in connection with the sale of the Senior Subordinated Notes, Commonwealth received an aggregate of 2,645,398 shares of Issuer's Common Stock. Subsequent to such time all but 6,488 of such shares were transferred to certain employees of CAGH and its affiliated entities including Falk who received 758,222 shares; two trusts controlled by Falk who received 200,000 shares and CAGH who received 287,686 shares.

     ComVest, Priddy and RMC purchased $4.4 million, $805,000 and $800,000, respectively, of the Senior Subordinated Notes. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchase by Priddy was his personal funds.

     In addition, ComVest purchased 3.3 million shares of Issuer's Common Stock for $33,000, the source of the funds for such purchase being furnished from the working capital of ComVest. ComVest also received 75,000 shares of Issuer's Common Stock for advancing $35,000 to a potential senior bank lender of the Issuer. The source of the funds for such advance was the working capital of ComVest.

Item 4.  Purpose of Transaction.

     On March 16, 2002, the Issuer issued $4.4 million, $805,000 and $800,000 of the Senior Subordinated Notes to ComVest, RMC Capital and Priddy, respectively. The Senior Subordinated Notes matured originally March 16, 2004.

     Subject to the Issuer's receipt of stockholder approval, the holders of the Senior Subordinated Notes had the right to convert a portion of the Senior Subordinated Notes into shares of the Issuer's Common Stock at a conversion price of $0.01 per share. The terms of the applicable conversion periods and conversion amounts relating to the Senior Subordinated Notes held by the Reporting Persons is set forth in Exhibit C to the Note Purchase Agreement and is generally as follows:

o Commencing April 16, 2002, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the Senior Subordinated Note held by ComVest) plus 0.6% of the amount of principal repaid by the Issuer under the Senior Subordinated Notes held by certain other purchasers (the "Additional Notes") on or prior to April 15, 2002;

- Commencing March 15, 2003, ComVest has the right to convert an additional 0.25% of the Outstanding Balance;

                                                             Page 12 of 18 pages

     All such conversions took place.

     The Reporting Persons may also convert the Senior Subordinated Notes into Common Stock upon certain "Events of Default" (as defined in the Note Purchase Agreement).

     In connection with the closing of the transactions described above, on March 16, 2002, the Issuer entered into a Securityholders Agreement (the "Securityholders Agreement") with ComVest and certain other investors pursuant to which ComVest was granted, among other things, the following rights: (i) registration rights with respect to its shares of Common Stock; (ii) a right of first refusal to purchase all or part of its pro rata share of new securities which the Issuer may propose to sell or issue; (iii) rights of first refusal, co-sale rights of first refusal and bring-along rights with respect to shares of Common Stock owned by Marshall B. Hunt ("Hunt") and William Peterson, the then Chief Executive Officer and Director and President and Director of the Issuer, respectively (together, the "Major Stockholders"); and the right to designate one ComVest director and two additional independent directors.

     In addition, the Securityholders Agreement provided that certain actions of the Board of Directors may be taken only with the affirmative vote of the ComVest director. The Issuer was also required to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one independent director designated by ComVest and Hunt. Further the Executive Committee was required to approve certain actions of the Issuer enumerated in the Agreement.

     Each of the Major Stockholders executed a proxy in favor of ComVest granting ComVest the right to vote all securities beneficially owned by such Major Stockholder with respect to the provisions relating to the Board of Directors contained in the Securityholders Agreement. This proxy is no longer in effect.

     ComVest and each of the Major Stockholders also entered into a Voting Agreement pursuant to which each of the Major Stockholders agreed to vote their shares of Common Stock in favor of the Note Purchase Agreement and the transactions described therein, and any matter that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Note Purchase Agreement (including, without limitation, any issuance by the Company of the Senior Subordinated Notes, and shares of its Common Stock issuable upon the exercise of conversion (or similar) rights granted to the holders of the Senior Subordinated Notes, and any amendments to the Company's Certificate of Incorporation or By-laws required pursuant to the Note Purchase Agreement.)

     ComVest also purchased 3.3 million shares of Common Stock for $33,000 and received 75,000 shares of Issuer's Common Stock for advancing funds to a potential senior bank lender of the Issuer.

     Effective as of October 31, 2003 ComVest and Medtronic, Inc. agreed to extend the maturity date of the Company's Senior Subordinated Notes from March 16, 2004 to July 16, 2005. ComVest and Medtronic also agreed to lower the prepayment penalty for the period fifteen months from the anniversary of the Closing Date through March 16, 2004 from ten percent to five percent and to

                                                             Page 13 of 18 pages


eliminate the prepayment penalty completely after March 17, 2004. The Company also agreed to certain additional operating covenants as set forth in a new
Section 9.8 of the loan agreement. Amendment No. 1 to the Note Purchase Agreement is filed herewith as Exhibit 4.

     In connection herewith the Company agreed to certain changes in the Securityholders Agreement, dated as of March 16, 2002, by way of execution of an amended and restated version of such agreement. Such Amended and Restated Securityholders Agreement is filed herewith as Exhibit 5. Such agreement provides, inter alia, that the Board of Directors of the Company shall consist of seven directors as follows: (i) two designees of ComVest, (ii) one director designated by ComVest who shall be an "independent director" in accordance with the requirements of the American Stock Exchange ("AMEX"), (iii) one director designated by Medtronic, who shall be an independent director in accordance with the requirements of NASDAQ, (iv) an independent director designated jointly by ComVest and Medtronic, who shall be an independent director in accordance with the requirements of AMEX and who shall have experience in the Company's industry, provided that such designation shall be approved by the Board of Directors of the Company, and (v) two members of the senior management of the Company. William Peterson was removed as a party to the agreement and the provisions requiring the Executive Committee to approve certain material transactions involving the Company was eliminated.

     Pursuant to the Advisory Agreement, Commonwealth received 2,645,398 shares of Common Stock for advising the Issuer with respect to the 2002 recapitalization of Issuer and the transactions described earlier herein and Commonwealth was granted a one-year right of first refusal to act as exclusive placement agent or financial advisor in connection with any capital raised by the Issuer in excess of $1 million. This right has expired.

     Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     (a) ComVest may be deemed to be the beneficial owner of an aggregate of 9,975,000 shares of Common Stock, representing approximately 22.5% of the issued and outstanding shares of Common Stock of the Issuer.

     ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 9,975,000 shares of Common Stock, representing approximately 22.5% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

     Commonwealth may be deemed to be the beneficial owner of an aggregate of 6,488 shares of Common Stock, representing approximately less than one percent (1%) of the issued and outstanding shares of Common Stock of the Issuer.

                                                             Page 14 of 18 pages

     CAGH, as the ultimate parent entity, may be deemed to beneficially own the 11,079,896 shares of Common Stock, representing approximately 25% of the issued and outstanding shares of Common Stock of the Issuer.

     Falk may be deemed to be the beneficial owner of an aggregate of 11,079,896 shares of Common Stock, representing approximately 25% of the issued and outstanding shares of Common Stock of the Issuer, as follows: Falk may be deemed to beneficially own the 9,975,000 shares of Common Stock beneficially owned by ComVest, the 6,488 shares of Common Stock beneficially owned by Commonwealth and the 140,186 shares of Common Stock beneficially owned by CAGH. In his capacity as Chairman and controlling equity owner of CAGH. Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. Mr. Blue has certain rights to acquire a portion of the shares held by CAGH.

     (b) Number of shares as to which each such person has:

     (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

         Name                                  Number of Shares

         Michael Falk                             958,222

     (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

        (i) Commonwealth, CMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 199,174 shares of Common Stock beneficially held by Commonwealth.

        (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 9,975,000 shares of Common Stock beneficially held by ComVest.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described more fully in Item 4 above, ComVest is a party to a Securityholders Agreement pursuant to which ComVest was granted certain registration rights, rights of first refusal and corporate governance rights and ComVest received a Proxy from and entered into a Voting Agreement with each of the Majority Stockholders with respect to certain voting rights.

                                                            Pages 15 of 18 pages

     On May 13, 2004, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of May 12, 2004 by and among the Issuer, RITA Medical Systems, Inc. ("RITA"), and Hornet Acquisition Corp., a wholly owned subsidiary of RITA (the "Merger Agreement"). The terms of the Merger Agreement provide that, among other things, each shareholder of the Issuer will receive
0.4212 (the "Exchange Ratio") of a RITA share for each share of the Issuer's common stock held on the effective date of the merger. Following the merger, RITA shareholders will own approximately 47.5% of the combined company and the Issuer's shareholders will own approximately 52.5% of the combined company.

     In connection with the Merger Agreement, the Issuer and RITA entered into Voting Agreements with each of (i) ComVest, (ii) Medtronic, Inc., (iii) the following individuals, constituting all of the directors of the Issuer: Harold Blue, James Brands, Marshall Hunt, David Ku, Robert Priddy, Robert Tucker and Robert Wenzel, and (iv) the following individuals, each of whom is an executive officer of the Issuer: L. Bruce Maloy, Robert Singer and Elaine Swygert. The closing of the merger is subject to the approval of the shareholders of each of the Issuer and RITA and other customary closing conditions. In addition, the Issuer entered into an amendment to the Amended and Restated Securityholders Agreement, dated as of May 12, 2004, by and among the Issuer, ComVest, Medtronic and Marshall Hunt. These transaction are more fully described in a form 8-K filed by the Issuer on May 14, 2004. The text of the Form 8-K is hereby incorporated by reference as if set forth fully herein.

Item 7.  Material to be Filed as Exhibits.

         1.   Securityholders Agreement dated March 16, 2002. (Previously filed)

         2.   Proxy dated March 16, 2002. (Previously filed)

         3. Exhibit C to Note Purchase Agreement dated March 1, 2002. (Previously filed)

         4. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934. (Previously filed)

         5. Amended and Restated Securityholders Agreement, dated October 21, 2003. (Previously filed)

         6.   Amendment No. 1 to Note Purchase Agreement, dated
              October 21, 2003.  (Previously filed)

                                                             Page 16 of 18 pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2004                        ComVest Venture Partners, LP

                                             By: ComVest Management, LLC, its
                                                 general partner

                                             By: /s/Michael S. Falk
                                                 -------------------------------
                                             Name:  Michael S. Falk
                                             Title: Manager

Dated:   May 25, 2004                        Commonwealth Associates, L.P.


                                             By: /s/Anthony J. Giardina
                                                 -------------------------------
                                             Name:  Anthony J. Giardina
                                             Title: President

Dated:   May 25, 2004                        Commonwealth Management Company,
                                             LLC


                                             By: /s/Anthony J. Giardina
                                               ---------------------------------
                                             Name:  Anthony J. Giardina
                                             Title: Chief Financial Officer

Dated:   May 25, 2004                        ComVest Management, LLC


                                             By: /s/Michael S. Falk
                                               ---------------------------------
                                             Name: Michael S. Falk
                                             Title: Manager


Dated:   May 25, 2004                        Commonwealth Associates Group,
                                             Holdings LLC


                                             By:
                                                --------------------------------
                                             Name: Michael S. Falk
                                             Title: Manager

                                                             Page 17 of 18 pages



Dated:  May 25, 2004                         /s/Michael S. Falk
                                             -----------------------------------
                                             Michael S. Falk

                                  EXHIBIT INDEX


1.       Securityholders Agreement dated March 16, 2002

2.       Proxy dated March 16, 2002

3.       Exhibit C to Note Purchase Agreement dated March 1, 2002

4.       Joint Filing Agreement